EXHIBIT 99.2

Report on Voting Results

The following is a description of the matters considered and/or voted upon at the Annual General Meeting of Shareholders of Gold Standard Ventures Inc., held on July 22, 2015.

1.	To receive the audited financial statements of the Company for the year ended December 31, 2014 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at six.

3.	To elect Jonathan T. Awde, David Morrell Cole, Robert J. McLeod, Richard S. Silas, Jamie D. Strauss, and William E. Threlkeld as directors for the ensuing year.

4.	To appoint Davidson & Company LLP, Chartered Accountants as the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify and approve the Company’s existing stock option plan as more particularly described in the Company’s management information circular dated June 9, 2015 (Exhibit 99.1 to the Company’s 6-K filed July 27,2015).

All of the directors in Item 3 were elected and all of the resolutions were approved.